

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 3, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Michael J. Mauceli
Manager and Member
Reef Global Energy VI, LP
Reef Global Energy VII, LP
1901 N. Central Expressway, Suite 300
Richardson, TX 75080-3610

> **Re: Reef Global Energy VI, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 000-52539**
> **Reef Global Energy VII, LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 11, 2007**
> **Response Letter Dated September 11, 2007**
> **File No. 000-52540**

Dear Mr. Mauceli:

        We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated September 11, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Reef Global Energy VI, L.P.

Form 10-K For the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.   We note your response to our prior comment two of our letter dated August 20, 2007.   Please ensure your discussion and analysis of historical cashflows is not merely a recitation of changes evident from the financial statements. For example, you indicate that as of December 31, 2006, the Partnership expended $20,802,492 on property acquisitions and prepayment. Please provide analysis explaining the nature of the specific property acquisitions and indicate the specific amounts expended with respect to each acquisition. In addition, please provide analysis explaining the underlying reasons for the fluctuations in the working capital accounts.

Balance Sheets, page F-2

2.   We have considered your response to prior comment number four of our letter dated August 20, 2007 and note your position that since prepaid drilling costs are non-refundable they are properly classified as property at the time the payments are made. Based on this explanation, it remains unclear how the classification of amounts paid for activities yet to occur are appropriately classified within a full cost property account. Please provide additional support for your classification of these prepaid drilling costs under Rule 4-10(a) and 4-10(c)(2) of Regulation S-X.

3.   We note from your response to prior comment number five that you typically purchase leasehold interests and commence drilling operations shortly after acquisition. Based on this explanation, please explain to us in greater detail the nature of these costs you classify as drilling in progress and why you believe it is appropriate to exclude these costs from the amortization computation under Rule 4-10(c)(3)(ii)of Regulation S-X.

Reef Global Energy VII, L.P.

4.   If applicable, please separately address the comments issued above as they relate to Reef Global Energy VII, L.P.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief